Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form F-4 and related Consent Solicitation Statement/Prospectus of Brookfield Asset Management Inc. for the registration of 53,345,912 shares of its common stock and to the incorporation by reference therein of our reports dated February 22, 2019, with respect to the consolidated financial statements of Oaktree Capital Group, LLC, and the effectiveness of internal control over financial reporting of Oaktree Capital Group, LLC, included in its Annual Report (Form 10-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, CA

May 9, 2019